UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 12, 2024

DRIL-QUIP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-13439	74-2162088
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2050 West Sam Houston Parkway S., Suite 1100 Houston, Texas	77042
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 939-7711

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value per share	DRQ	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Dril-Quip, Inc. (“Dril-Quip”) and Innovex Downhole Solutions, Inc. provided supplemental information regarding the proposed business combination between Dril-Quip and Innovex in a joint investor presentation to be used with investors from time to time. A copy of the joint investor presentation is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The information furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, shall not otherwise be subject to the liabilities of that section and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of these slides is not intended to constitute a representation that such information is required by Regulation FD or that the materials they contain include material information that is not otherwise publicly available.

Item 8.01	Other Events.

To the extent required, the information included in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01.

Important Information for Stockholders

In connection with the proposed merger of Dril-Quip and Innovex, Dril-Quip filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”) on May 1, 2024 that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on August 6, 2024. Dril-Quip filed the definitive proxy statement/prospectus with the SEC on August 6, 2024, and it was first mailed to Dril-Quip’s stockholders on August 6, 2024. Dril-Quip has filed other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip has filed with the SEC. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

99.1	Investor Presentation, dated August 12, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DRIL-QUIP, INC.

By:	/s/ James C. Webster
James C. Webster
Vice President, General Counsel and Secretary

Date: August 12, 2024

Exhibit 99.1 August 2024 COMBINATION CREATES A UNIQUE ENERGY INDUSTRIAL PLATFORM LEADER

Disclaimer Important Information and Disclaimers This disclaimer applies to this document and the verbal or written comments of any person presenting it. This document, taken together with any such verbal or written comments, is referred to herein as the “Presentation.” Historical financial results presented in this Presentation as averages or in last twelve months or annualized forms are not necessarily indicative of results that may be expected for any future period. Cautionary Statement Regarding Forward-Looking Statements This Presentation contains forward-looking statements about Dril-Quip, Inc. (“Dril-Quip” or “DRQ”) and Innovex Downhole Solutions, Inc. (“Innovex,” “INVX,” “we” or “us”) and their industry that involve substantial risks and uncertainties. Forward-looking statements are not statements of historical fact but instead are based on Dril-Quip’s and Innovex’s present beliefs and assumptions and on information currently available to them. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this Presentation are based upon Dril-Quip’s and Innovex’s historical performance and on Dril-Quip’s and Innovex’s current plans, estimates and expectations in light of information currently available to them. The inclusion of this forward-looking information should not be regarded as a representation by Dril-Quip or Innovex that the future plans, estimates or expectations contemplated by them will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions about future events that may or may not be correct or necessarily take place and that are by their nature subject to significant uncertainties and other factors, many of which are beyond Dril-Quip’s and Innovex’s control. These factors and risks include, but are not limited to: the impact of actions taken by the Organization of Petroleum Exporting Countries (“OPEC”) and non-OPEC nations to adjust their production levels, risks related to the proposed transaction, including, the prompt and effective integration of Dril-Quip’s and Innovex’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Dril-Quip’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be a required approval for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues, the impact of general economic conditions, including inflation, on economic activity and on Dril-Quip’s and Innovex’s operations, the general volatility of oil and natural gas prices and cyclicality of the oil and gas industry, declines in investor and lender sentiment with respect to, and new capital investments in, the oil and gas industry, project terminations, suspensions or scope adjustments to contracts, uncertainties regarding the effects of new governmental regulations, Dril-Quip’s and Innovex’s international operations, operating risks, the impact of our customers and the global energy sector shifting some of their asset allocation from fossil-fuel production to renewable energy resources, and other factors detailed in Dril-Quip’s public filings with the Securities and Exchange Commission (the “SEC”). Investors are cautioned that any such statements are not guarantees of future performance and actual outcomes may vary materially from those indicated. The occurrence of any such factors, events or circumstances would significantly alter the results set forth in these statements. The forward-looking statements made in this Presentation relate only to events as of the date of this Presentation. Neither Dril-Quip nor Innovex undertake any obligation to publicly or otherwise update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if Dril-Quip’s and Innovex’s underlying assumptions prove to be incorrect, actual results may vary materially from what we may have expressed or implied by these forward-looking statements. Dril-Quip and Innovex caution that you should not place undue reliance on any of our forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for Dril-Quip and Innovex to predict those events or how they may affect them. Past performance is not a reliable indicator of future results. Important Information for Stockholders In connection with the proposed merger of Dril-Quip and Innovex, Dril-Quip filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) on May 1, 2024 that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on August 6, 2024. Dril-Quip filed the definitive proxy statement/prospectus with the SEC on August 6, 2024, and it was first mailed to Dril-Quip’s stockholders on August 6, 2024. Dril-Quip has filed other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip has filed with the SEC. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com. Industry Information We obtained the industry, market and competitive position data used throughout this Presentation from our own internal estimates and research, as well as from independent industry publications, government publications and other published independent sources. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience and are based on assumptions made by us based on such data and our knowledge of the industry and market, which we believe to be reasonable. In addition, while we believe the industry, market and competitive position data included in this Presentation is reliable and based on reasonable assumptions, we have not independently verified the accuracy or completeness of any third-party information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in these publications. Forecasts and other forward-looking statements obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Presentation. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information contained herein and no reliance should be placed on it. None of Innovex, the underwriters or any of their respective affiliates, advisers, connected persons or any other person accept any liability for any loss howsoever arising (in negligence or otherwise), directly or indirectly, from this Presentation or its contents or otherwise arising in connection with this Presentation. This shall not, however, restrict or exclude or limit any duty or liability to a person under any applicable law or regulation of any jurisdiction that may not lawfully be disclaimed. The information contained in this Presentation is provided as at the date of this Presentation and is subject to change without notice. Financial Information: Non-GAAP Financial Measures This Presentation contains both financial measures prepared and presented in accordance with GAAP and non-GAAP financial measures, which are measurements of financial performance that are not prepared and presented in accordance with GAAP. Accordingly, these measures should not be considered as a substitute for data prepared and presented in accordance with GAAP. These non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Return on Capital Employed ( ROCE ), are or have been used by Innovex’s management when evaluating results of operations and as otherwise described below. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Innovex’s management believes these non-GAAP financial measures provide users of our financial statements with additional and useful comparisons of current results of operations with past and future periods. Although we use or have used these non-GAAP financial measures to assess the performance of our business and for the other purposes, the use of these non-GAAP financial measures as an analytical tool has limitations, and you should not consider them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. In addition, because not all companies use identical calculations, the non-GAAP financial measures included in this Presentation may not be comparable to similarly titled measures disclosed by other companies, including our peers or other companies in our industry. Please see “Appendix: Supplemental Materials” within the Presentation for reconciliations of the non-GAAP financial measures included in the Presentation to our most directly comparable financial measures calculated and presented in accordance with GAAP. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Innovex, Dril-Quip and other companies, which are the property of their respective owners. 2

Dril-Quip - Innovating Drilling and Production Solutions Dril-Quip designs and manufactures best-in-class products for oil and gas and energy transition applications. Offshore Onshore Summary • Leading developer, manufacturer and provider of highly- engineered equipment services and innovative technologies to Subsea Products Subsea Services Well Construction the energy industry • Manufacturing facilities in Houston, Aberdeen, Singapore, and Brazil • Strong culture of quality and safety • Subsea Wellheads • Technical Advisor • Liner Hangers & • Diversified revenue mix • Specialty Connectors Assistance Expandable Liner & Associated Pipes • Leasing of Subsea Systems 1 2023 DRQ Revenue by Business Segment • Strong customer backlog • Subsea Production Equipment • Multi-frac Well Systems • Reconditioning Connectors Subsea Products Subsea Services Well Construction • Mudline Hanger • Storage & • Conventional Systems Maintenance Wellhead • Production Riser • Rental Tools • Thermal Wellhead Systems • Specialty Well • Dry Tree Systems Construction Onshore • Subsea Manifolds • Completion Packers 33% • Safety & Kelly Valves 29.3% • Rental & Service 46.8% • U.S. Gulf of Mexico, • U.S. Gulf of Mexico, • Canada Mexico, Brazil, Mexico, Brazil, • Deepwater Gulf of Trinidad & Tobago Trinidad & Tobago Mexico Offshore • United Kingdom, • United Kingdom, • Brazil 67% Norway Norway • Ecuador 23.9% • Saudi Arabia, Ghana • Saudi Arabia, Ghana • Mexico • China, Indonesia, • China, Indonesia, • Saudi Arabia Australia Australia • Namibia 1 Dril-Quip 2023 Revenue is pro forma for full year impact of Great North. 3 Primary Business Products & Services Exposure Markets Segment

Executing Diversified Growth Strategy Industry Trends • Upstream industry continues to consolidate - customers are achieving greater scale, further shifting overall industry dynamics • Investors pushing for new financial paradigm – disciplined reinvestment, moderate growth, through-cycle focus on cash flow and returns • Larger companies have competitive advantages – scale, cost of capital, resilience through the cycle • Service companies have adopted similar strategies in their pursuit of greater scale and diversification to remain competitive • Dril-Quip continued to execute on its diversification and growth strategy with acquisition of Great North in 2023 and announced merger with Innovex in 2024 Dril-Quip’s Revenue Mix Over Time Onshore Offshore Nov. 2016 Jul. 2023 Acquisition of Acquisition of Mar. 2024 1 Pre-TIW 2022A 2023A 1 Dril-Quip 2023 Revenue is pro forma for full year impact of Great North. 4

Innovex - Leading Provider of Mission-Critical Products Innovex Overview 2023 Innovex Revenue by End Market • Global leader in well-centric engineered products and technologies – sold products in 70 countries in 2023 14% 42% • Provides mission critical products that are single use in 66% 34% nature 20% • Proven high margin, capital-light business model 24% • Diversified exposure across the well lifecycle 1 ◼ North American Onshore◼ Middle East◼ U.S. GOM ◼ International / Offshore◼ Latin America◼ Rest of World 2 2023 Innovex Revenue by Well Lifecycle 2018 – 2023 Innovex Adjusted EBITDA ($mm) $132 3 $128 $102 30% Well Construction $71 40% Well Completions $59 $41 Well Production & Intervention $29 30% 2018 2019 2020 2021 2022 2023 LTM 2 Adj. EBITDA Margin 21% 22% 15% 14% 22% 24% 23% 3 ¹ Includes U.S. and Canada. ² Adj. EBITDA and Adj. EBITDA Margin are non-GAAP measures. See appendix for reconciliation to nearest GAAP measures. LTM period is defined as 6/30/2023 – 6/30/2024. 5

Combination Creates Unique Energy Industrial Platform Positions Company With Scale and Diversified Presence Across the Most Attractive 1 Global Markets 2 Establishes a Curated Portfolio of Complementary, Mission Critical Products Key Market Expansion Through Cross-Sell and Accelerated Penetration – 3 Lower 48, Canada, Saudi Arabia and Global Offshore Unlocks Significant and Achievable Cost Synergies 4 Attractive Relative Valuation and Business Mix Improves Earnings 5 Stability, Resilience and Growth for All DRQ Stakeholders Immediately and Significantly Accretive on All Metrics to Dril-Quip 6 Shareholders Maintains Net Cash Position For Future Investment and Acquisitions 7 Facilitates Best-In-Class Practices and Leadership From Respective 8 Companies Robust Process Reviewing Value-Maximizing Strategies 9 6

# Combination with Innovex Significantly Enhances Scale

## LTM Combined Revenue[1] ($mm)



$482
$1,013
$531
INNOVEX
DRIL-QUIP

## LTM Combined Adjusted EBITDA[1] ($mm)



$57
$215
$30
$128
INNOVEX
DRIL-QUIP
Synergies

**$30mm**

Minimum cost synergies expected with at least 50% realizing with in 12 months, 100% within 24 months

- Increase Global Scale
- Increase Presence in Emerging Markets
- Expand Innovex Canadian Product Suite
- Dril-Quip Brand Recognition to Innovex Clients
- Product Synergies in Line Hanger Offerings
- Expand Dril-Quip Onshore Wellhead Market Share

**Revenue Synergies**

- Duplicative SG&A
- Indirect Costs
- Manufacturing Optimization
- Enhance Product Lines & Operations
- Supply Chain and R&D Efficiency
- Facilities & Other Opportunities

**Cost Synergies**

***Maintains Strong Margin Profile: Pro Forma LTM Adj. EBITDA margin of ~21%***

[1] LTM period is defined as 6/30/2023 – 6/30/2024. Pro forma 2023 Adj. EBITDA includes $30 million of run rate pre-tax synergies. Adj. EBITDA is a non-GAAP measure that Innovex defines as net income before interest expense, income tax expense, depreciation and amortization, and other expense, net, further adjusted to exclude certain items which Innovex believe are not reflective of ongoing performance or which are non-cash in nature. Dril-Quip 2023 Revenue and Adj. EBITDA are pro forma for full year impact of Great North. Adj. EBITDA is a non-GAAP measure that Dril-Quip defines as net income excluding income taxes, interest income and expense, depreciation and amortization expense, stock-based compensation, non-cash gains or losses from foreign currency exchange rate changes as well as other significant non-cash items and items that can be considered non-recurring. We define Adj. EBITDA as EBITDA excluding restructuring charges, stock based compensation, foreign currency and asset sales effects.

7

DRIL-QUIP / INNOVEX

Transaction Immediately and Materially Accretive on All Metrics + >5% Pro Forma Revenue per Share Accretion P Cumulative (2023A-2027E) Pro Forma Operating Cash Flow per Share >40% Accretion P Cumulative (2023A-2027E) >50% Pro Forma Free Cash Flow per Share Accretion P Cumulative (2023A-2027E) Source: Dril-Quip and Innovex management. | Note: Metrics include run-rate synergies and net interest impact of Innovex special dividend and estimated transaction expenses, as applicable. Dril-Quip 2023A revenue presented pro forma for full-year contribution from Great North. 8

Dramatic Increase In Profitability and Free Cash Flow Synergies drive immediate accretion; complementary portfolios provide further upside 1 1 2023 Adjusted EBITDA Per Share ($/share) 2023 Adjusted EBITDA Margin 26% $3.84 $3.24 21% $2.80 18% 12% $1.71 DRQ Combined Combined Targ Ups et Up ide side DRQ Combined Combined Target Upside Company Company + Run- Company Company + Upside Rate Cost Run Rate Cost Synergies Synergies 2023 Free Cash Flow Per Share ($/share) 2023 Earnings Per Share ($/share) $1.04 $1.73 $0.87 $1.44 $0.52 $1.10 $(0.70) $0.02 DRQ Combined Combined Target DRQ Combined Combined Target Upside Upside Company Company + Upside Company Company + Upside Run Rate Cost Run Rate Cost Synergies Synergies Note: Metrics include $30 million of run rate pre-tax synergies and assume a 21% tax rate. Financial metrics exclude potential impact of purchase price adjustments. Adj. EBITDA, Adj. EBITDA Margin, and Free Cash Flow are non-GAAP measures. We define Dril-Quip and Combined Company Adj. EBITDA margin as Adj. EBITDA divided by Revenue. We define Dril-Quip and Combined Company Free Cash Flow as Cash Flow from Operations less capex.¹Dril-Quip 2023 Adj. EBITDA is pro forma for full year impact of Great North. 9

# Combined Company Positioned as Best-in-Class Operator

## Combined scale and shared best practices to drive step change in corporate ROCE

**Leading Top Line Growth (2018 – 2023 Revenue Per Share CAGR)**



6%
7%
(0%)
(0%)
DRIL-QUIP
INNOVEX
Energy Equipment
Big Three

**Consistently High Margins (2018 – 2023 Average Adj. EBITDA Margin)[1]**



5%
20%
17%
18%
DRIL-QUIP
INNOVEX
Energy Equipment
Big Three

**Negligible Capex (2018 – 2023 Average Investment in PP&E as % of Revenue)**



5%
3%
5%
6%
DRIL-QUIP
INNOVEX
Energy Equipment
Big Three

**Strong Returns (2018 – 2023 Average Annual ROCE)[2]**



(4.0%)
17.0%
(4%)
(2%)
DRIL-QUIP
INNOVEX
Energy Equipment
Big Three

Source: FactSet and Public Disclosure. | Note: Energy Equipment includes NOV, ChampionX, Cactus Wellhead and Expro. Big 3 includes Baker Hughes, Halliburton and SLB. Innovex's financials in 2018, 2019 and 2020 were subject to non-PCAOB audits. | [1] Adj. EBITDA and Adj. EBITDA Margin are non-GAAP measures. Innovex defines Adj. EBITDA as net income before interest, income tax, depreciation and amortization, and other expense, net, further adjusted to exclude certain items which we believe are not reflective of ongoing performance or which are non-cash. [2] ROCE is a non-GAAP measure defined as operating profit after tax divided by average capital employed (the combined values of debt, shareholders' equity, and noncontrolling interests). Innovex 2020 ROCE excludes post 2020 audit private to public company accounting write-down of $43 million.

10

# Onshore Portfolio: Complementary High-Margin Products

**Combination Significantly Increases Onshore Wellbore Product Suite …**

***Products represent ~2% of the cost of an average North American land well [1]***

## Combined Company Onshore Wellbore Portfolio



Wellhead Penetrators
INNOVEX
Wellhead Solutions
DRIL-QUIP
Expandable Liner Hangers
DRIL-QUIP
Conventional Liner Hangers
INNOVEX
INNOVEX
Cementing Plugs
INNOVEX
Stage Tools
INNOVEX
Inflatable Packers
INNOVEX
Centralizers
INNOVEX
Frac Plugs
INNOVEX
Toe Sleeves
INNOVEX
Float Equipment
INNOVEX
Reamer Shoes

## Complementary Business Model

- ✓ *Big Impact, Small Ticket*
- ✓ *Single use / consumable products*
- ✓ *Durably high margins / low capital intensity*
- ✓ *>50% revenue from products with top-3 market position*

## Growth Accelerants

- ✓ *Leverage Innovex's leading U.S. infrastructure to expand Dril-Quip's wellhead business in the U.S. onshore market*
- ✓ *Leverage Dril-Quip's strong Canadian infrastructure to grow Innovex's onshore product suite in Canada*

[1] Illustrative Permian, Delaware well via Rystad Energy, excluding facility costs.

11

DRIL-QUIP / INNOVEX

# Offshore Portfolio: Highly-Engineered Mission-Critical Products

**… And Expands Subsea Wellbore Capabilities and Product Offering**

***Core products represent ~4% of the cost of an average offshore well [1]***

## Combined Company Deepwater Subsea Wellbore Portfolio



Subsea Wellheads
DRIL-QUIP
Deepwater Centralization Technologies
INNOVEX
High Performance Casing Connectors
DRIL-QUIP
Expandable Liner Hangers
DRIL-QUIP
Conventional Liner Hangers
INNOVEX
SwivelMaster
INNOVEX
Deepwater Cementing Tool Systems
INNOVEX

## Complementary Business Model

- ✓ *Big Impact, Small Ticket*
- ✓ *Single use / consumable products*
- ✓ *Sustained growth in high moat markets*
- ✓ *>50% revenue from products with top-3 market position*

## Growth Accelerants

- ✓ *Package Innovex's casing mounted equipment with Dril-Quip's deepwater liners, wellheads and connectors*
- ✓ *Leverage combined footprint in the Middle East to drive faster growth*

[1] AFE excludes subsea production systems.

12

Meaningful Cross-Sell and Market Acceleration Opportunities Multiple ways to win across our global footprint Commercial Synergy Opportunities Global Geographic Footprint¹ ✓ Market Dril-Quip’s onshore wellheads (Great North) into U.S. market using Innovex infrastructure ✓ Grow Innovex’s product suite in Canada by leveraging Dril-Quip infrastructure Innovex Dril-Quip ✓ Leverage Dril-Quip brand name and customer relationships in offshore / subsea market to sell Innovex products 2 Pro Forma 2023 Revenue By Region ✓ Combine Innovex product suite with Dril-Quip liner hanger offerings ◼ International / 44% Offshore Global and Diversified 56%◼ North American 3 Onshore ✓ Increase global scale and footprint in growing markets (Saudi Arabia, Mexico, South America, Asia Pacific) ¹ Locations do not represent an exhaustive list. ² Dril-Quip 2023 revenue is pro forma for full year impact of Great North. ³ Includes U.S. and Canada. 13

# Recap of Key Transaction Details

| | |
|---|---|
| **Transaction Structure and Pro Forma Ownership** | • All-stock merger<br>• Dril-Quip shareholders: ~52%<br>• Innovex shareholders: ~48%<br>• Dril-Quip expects to issue, in aggregate, ~33mm shares[1] |
| **Board of Directors and Governance** | • 9 member Board (including CEO):<br>    • 4 Independent Directors from Dril-Quip<br>    • 4 Directors from Innovex (including 2 independents)<br>• John V. Lovoi (current Dril-Quip Chairman) to serve as Chairman of the combined company<br>• Adam Anderson (Innovex) to be CEO and Kendal Reed (Innovex) to be CFO of the combined company<br>• Amberjack Capital Partners agreed to certain shareholder restrictions and will have specified director nomination rights and customary registration rights |
| **Corporate Name and Trading Venue** | • Combined company to be named Innovex International, Inc.<br>• Combined company expected to trade on NYSE under new symbol INVX |
| **Closing and Approvals** | • Unanimously approved by the boards of directors of both companies<br>• Subject to Dril-Quip shareholder approval and satisfaction of other customary closing conditions |

[1] Represents illustrative share issuance based on Dril-Quip's common shares, restricted shares and PSUs currently outstanding. Actual number of shares issued shall be determined at transaction close.

14

DRIL-QUIP / INNOVEX

Compelling Relative Valuation and Pro Forma Ownership 1 Heads Up Contribution Heads Up Contribution Equity Contribution Dril-Quip Innovex 23% 77% 29% 71% 2022A EBITDA 30 102 2 31% 69% 2023A EBITDA 39% 61% 59 132 2 31% 69% 39% 61% LTM EBITDA 57 128 30% 70% 30% 70% LTM OCF 38 89 11% 89% 11% 89% LTM FCF 10 78 Pro-Forma 52% Ownership 1 Source: Company filings, Factset. Market data as of 3/15/2024.Note: LTM period is defined as 6/30/2023 – 6/30/2024. Relative Contribution percentages are 2 grossed up by heads up contribution percentage and adjusted for the net debt contributed by each of Dril-Quip and Innovex. Dril-Quip 2023 and LTM Adj. EBITDA and Revenue is pro forma for full year impact of Great North. Adj. EBITDA is a non-GAAP measure – please see reconciliation in appendix. 15

Robust Process With Comprehensive Evaluation of Alternatives • Dril-Quip Board and Management routinely review strategic alternatives and potential transactions that improve shareholder value – Evaluated various opportunities prior to selecting Innovex as the best opportunity for Dril-Quip • Board established transaction committee of independent directors to further facilitate and oversee robust process and negotiations • Long-term engagement with Innovex as part of strategic process starting in 2022 with extensive mutual diligence and review of both cost / revenue synergies – Extensive negotiations including total of 12 proposals / counterproposals prior to reaching agreement • Conducted outreach to potential parties regarding an alternative transaction with Dril-Quip in February 2024 Select Key Dates / Events 2022 2023 2024 • February: Initial engagement between • January — June: Further discussions • January: Key terms agreed between Dril-Quip and Innovex around potential and diligence with Innovex Dril-Quip and Innovex combination • February: Third-party outreach • July: Dril-Quip re-engaged with regarding an alternative transaction • February – December: Initial diligence, Company A review of synergies • August: Dril-Quip re-engaged with • December: First proposal from Dril- Innovex Quip for combination • September: Dril-Quip ended discussions with Company A • November: Dril-Quip formed Transaction Committee Source: Company filings. 16

Combined Board Remains Majority Independent Pre-Transaction Dril-Quip Board Combined Company Board John Lovoi Chairman Terence Jupp Director Carri A. Lockhart Director Steven Newman Benjamin Fink Director Director Amy Schwetz Patrick Connelly Director Director Darryl K. Willis Jason Turowsky Director Director Jeffrey J. Bird Angie Sedita CEO Director Bonnie S. Black Director Adam Anderson CEO Source: Company filings. 17 Dril-Quip Nominee Innovex Nominee Joint Nominee Independent Director

# Combined Company To Be Led Highly Experienced Team

## Combined Company Management Team



**Adam Anderson**
**Chief Executive Officer**

- Former CEO of Team Oil Tools, a predecessor company that merged with Antelope Oil Tool & Manufacturing and Isolation Technologies to form Innovex in 2016
- Held various senior public company management roles during 12-year period at Baker Hughes, overseeing the Western U.S., Latin America, and Saudi Arabia at different points
- Started career as an engineer at WellDynamics, an oil and gas production technology company



**Kendal Reed**
**Chief Financial Officer**

- Joined Innovex as Vice President of Corporate Development leading M&A, treasury and integration
- Previously spent 7 years at Amberjack Capital Partners (formerly Intervale Capital), a middle-market private equity firm specializing in oilfield services investments
- Prior experience in investment banking at Piper Sandler



**Mark Reddout**
**President, North America**

- Previously served as Innovex's Chief Operations Officer as well as Vice President of Well Completions, and as Vice President of Operations at Team Oil Tools until its integration into Innovex
- Prior to Team Oil Tools, Mark became a leading industry expert in North American well completions operations over a 30-year career at Baker Hughes

Source: Company filings, BoardEx.

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Combination Creates Unique Energy Industrial Platform Positions Company With Scale and Diversified Presence Across the Most Attractive 1 Global Markets 2 Establishes a Curated Portfolio of Complementary, Mission Critical Products Key Market Expansion Through Cross-Sell and Accelerated Penetration – 3 Lower 48, Canada, Saudi Arabia and Global Offshore Unlocks Significant and Achievable Cost Synergies 4 Attractive Relative Valuation and Business Mix Improves Earnings 5 Stability, Resilience and Growth for All DRQ Stakeholders Immediately and Significantly Accretive on All Metrics to Dril-Quip 6 Shareholders Maintains Net Cash Position For Future Investment and Acquisitions 7 Facilitates Best-In-Class Practices and Leadership From Respective 8 Companies Robust Process Reviewing Value-Maximizing Strategies 9 19

Appendix: Supplemental Materials

Dril-Quip Reconciliation to Non-GAAP Metrics Adjusted EBITDA and Adjusted EBITDA Margin ($ in millions) LTM 2023 2022 2021 2020 2019 2018 Revenue $482 $478 $362 $323 $365 $415 $385 Net Income (27) 1 (2) (128) (31) 2 (96) Interest Expense (8) (8) (4) 0 (2) (8) (8) Income Tax Expense 10 13 6 3 (31) 9 (19) Depreciation and Amortization 33 30 29 30 32 34 35 1 37 13 (10) 28 50 1 91 Other Expense, Net Stock Based Compensation 12 11 10 15 13 16 13 Adjusted EBITDA $57 $59 $30 ($52) $32 $54 $17 Adjusted EBITDA Margin 12% 12% 8% (16%) 9% 13% 5% Note: 2023 Revenue and Adj. EBITDA are pro forma for full year impact of Great North. | ¹ Primarily represents impairments, restructuring and other charges, gain on sale of property, plant, and equipment, foreign currency transaction gain, and acquisition cost. LTM period is defined as 6/30/2023 – 6/30/2024. 21

Innovex Reconciliation to Non-GAAP Metrics Adjusted EBITDA and Adjusted EBITDA Margin ($ in millions) LTM 2023 2022 2021 2020 2019 2018 Revenue $531 $556 $467 $295 $189 $325 $277 Net Income 60 74 63 10 (5) 32 35 Interest Expense 4 6 4 2 2 4 4 Income Tax Expense 22 20 10 4 2 9 (4) Depreciation and Amortization 24 23 18 18 24 22 19 EBITDA $109 $123 $95 $34 $23 $68 $54 1 (2) (2) (0) (2) (1) (2) 0 Other Expense, Net Other Adjustments 21 12 7 9 7 5 4 Adjusted EBITDA $128 $132 $102 $41 $29 $71 $59 Adjusted EBITDA Margin 24% 24% 22% 14% 15% 22% 21% Note: 2023 Revenue and Adj. EBITDA are pro forma for full year impact of Great North. | ¹ Primarily represents impairments, restructuring and other charges, gain on sale of property, plant, and equipment, foreign currency transaction gain, and acquisition cost. LTM period is defined as 6/30/2023 – 6/30/2024. 22